                                                                   EXHIBIT(d)(7)

FOR IMMEDIATE RELEASE                         FOR FURTHER INFORMATION:
                                              Vincent A.Tortorici, Jr.
                                              Chief Financial Officer
                                              205-408-7600



                     WINSLOEW EXECUTES MERGER AGREEMENT WITH
                            TRIVEST ACQUISITION GROUP

BIRMINGHAM, AL - (March 5, 1999) WinsLoew Furniture, Inc. (NASDAQ/NM:WLFI) today announced that it has entered into an Agreement and Plan of Merger with Trivest Furniture Corporation, a newly formed company controlled by Earl W. Powell of Trivest, Inc., who is also the Chairman of WinsLoew's board of directors. Several members of WinsLoew's present management are included in the purchaser group. Under the terms of the Agreement, Trivest will acquire WinsLoew in a merger transaction for $30.00 per share in cash. The Agreement permits WinsLoew for a period of thirty days to continue to solicit alternative proposals which may be superior to the Trivest merger and, thereafter, to participate in discussions regarding unsolicited superior proposals.

The Merger Agreement was approved by a special committee of WinsLoew's board of directors acting on, among other things, an oral opinion received from its financial advisor, Mann, Armistead & Epperson, Ltd., Richmond, Virginia, that the merger consideration is fair to WinsLoew's shareholders from a financial point of view.

The proposed merger is subject, among other things, to (i) shareholder approval,
(ii) receipt of Mann, Armistead's written fairness opinion, (iii) Trivest obtaining adequate financing, and (iv) compliance with all applicable regulatory and governmental requirements. Accordingly, there can be no assurance that the Trivest merger will be consummated.

WinsLoew Furniture, Inc. designs, manufactures, and distributes aluminum casual (porch and patio) furniture and contract seating for the hospitality and office furniture markets.

Additional information is available on the Internet at HTTP://WWW.CFONEWS.COM/WLFI.



                                       ###